SCHEDULE 13G

Amendment No. 12
CASUAL MALE CORP
Common Stock
Cusip #148710106

Cusip #148710106
Item 1:	Reporting Person - FMR Corp.
Item 4:	Commonwealth of Massachusetts
Item 5:	0
Item 6:	0
Item 7:	824,806
Item 8:	0
Item 9:	824,806
Item 11:	5.538%
Item 12:	    HC

Cusip #148710106
Item 1:	Reporting Person - Edward C. Johnson 3d
Item 4:	United States of America
Item 5:	0
Item 6:	0
Item 7:	824,806
Item 8:	0
Item 9:	824,806
Item 11:	5.538%
Item 12:	IN

Cusip #148710106
Item 1:	Reporting Person - Abigail P. Johnson
Item 4:	United States of America
Item 5:	0
Item 6:	0
Item 7:	824,806
Item 8:	0
Item 9:	824,806
Item 11:	5.538%
Item 12:	    IN


SCHEDULE 13G - TO BE INCLUDED IN STATEMENTS
FILED PURSUANT TO RULE 13d-1(b) or 13d-2(b)

This filing amends the filing dated June 10, 2002, to properly reflect shares beneficially owned as of May 31,2002.


Item 1(a).	Name of Issuer:

		CASUAL MALE CORP

Item 1(b).	Name of Issuer's Principal Executive Offices:

		555 Turnpike Street
		Canton, MA  02021

Item 2(a).	Name of Person Filing:

		FMR Corp.

Item 2(b).	Address or Principal Business Office or,
                if None, Residence:

		82 Devonshire Street, Boston,
                Massachusetts  02109

Item 2(c).	Citizenship:

		Not applicable

Item 2(d).	Title of Class of Securities:

		Common Stock

Item 2(e).	CUSIP Number:

		148710106

Item 3.	This statement is filed pursuant to Rule 13d-1(b)
        or 13d-2(b) and the person filing, FMR Corp., is a parent holding company in accordance with Section
        240.13d-1(b)(ii)(G).
        (Note:  See Item 7).

Item 4.	Ownership

	(a)	Amount Beneficially Owned:	824,806

	(b)	Percent of Class:	5.538%

	(c)	Number of shares as to which
                such person has:

	(i)	sole power to vote or to
                direct the vote:	0

	(ii)	shared power to vote or to
                direct the vote:	0

	(iii)	sole power to dispose or to
                direct the disposition of:	824,806

	(iv)	shared power to dispose or to
                direct the disposition of:	0



Item 5.	Ownership of Five Percent or Less of a Class.

	Not applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

	Various persons have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Common Stock of CASUAL MALE CORP. The interest of one person, Fidelity Equity-Income Fund, an investment company registered under the Investment Company Act of 1940, in the Common Stock of
        CASUAL MALE CORP, amounted to 824,806 shares or 5.538% of the total outstanding Common Stock at May 31, 2002.

Item 7.	Identification and Classification of the Subsidiary
        Which Acquired the Security Being Reported on By the Parent Holding Company.

	See attached Exhibit(s) A, B.

Item 8.	Identification and Classification of
        Members of the Group.

	Not Applicable. See attached Exhibit A.

Item 9.	Notice of Dissolution of Group.

	Not applicable.

Item 10.	Certification.

	By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purpose or effect.

Signature

	After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Schedule 13G in connection with FMR Corp.'s beneficial ownership of the Common Stock of CASUAL MALE CORP at May 31, 2002 is true, complete and correct.

June 11, 2002
Date

/s/Eric D. Roiter
Signature

Eric D. Roiter
Duly authorized under Power of Attorney
dated December 30, 1997 by and on behalf of FMR Corp. and its direct and indirect subsidiaries

SCHEDULE 13G - TO BE INCLUDED IN STATEMENTS
FILED PURSUANT TO RULE 13d-1(b) or 13d-2(b)

	Pursuant to the instructions in Item 7 of Schedule
        13G, Fidelity Management & Research Company ("Fidelity"), 82 Devonshire Street, Boston, Massachusetts 02109, a wholly-owned subsidiary of FMR Corp. and an investment adviser registered under Section 203 of the Investment Advisers Act of 1940, is the beneficial owner of 824,806 shares or 5.538% of the Common Stock outstanding of CASUAL MALE CORP ("the Company") as a result of acting as investment adviser to various investment companies registered under Section 8 of the Investment Company
        Act of 1940. The number of shares of Common Stock of CASUAL MALE CORP ("the Company")owned by the investment companies at May 31, 2002 included 824,806 shares of Common Stock resulting from the assumed conversion of $13,300,000 principal amount of BAKER J INC 7% CSD 6/1/02
        (62.015503 shares of Common Stock for each $1,000 principal amount of debenture).

	The ownership of one investment company, Fidelity Equity-Income Fund, amounted to
        824,806 shares or 5.538% of the Common Stock outstanding. Fidelity Equity-Income Fund has its principal business office at 82 Devonshire
        Street, Boston, Massachusetts 02109.

	Edward C. Johnson 3d, FMR Corp., through its control of Fidelity, and the funds each has sole power to dispose of the 824,806 shares owned by the Funds.

	Neither FMR Corp. nor Edward C. Johnson 3d,
        Chairman of FMR Corp., has the sole power to vote or direct the voting of the shares owned directly by the Fidelity Funds, which power resides with the Funds' Boards of Trustees. Fidelity carries out the voting of the shares under written guidelines established by the Funds' Boards of Trustees.

	Members of the Edward C. Johnson 3d family are the predominant owners of Class B shares of common stock of FMR Corp., representing approximately 49% of the voting power of FMR Corp. Mr. Johnson 3d owns 12.0% and Abigail Johnson owns 24.5% of the aggregate outstanding voting stock of FMR Corp. Mr. Johnson 3d is Chairman of FMR Corp. and Abigail P. Johnson is a Director of FMR Corp. The Johnson family group and all other Class B shareholders have entered into a shareholders' voting agreement under which all Class
        B shares will be voted in accordance with the majority vote of Class B shares. Accordingly, through their ownership of voting common stock and the execution of the shareholders' voting agreement, members of the Johnson family may be deemed, under the Investment Company Act of 1940, to form a controlling group with respect to FMR Corp.



	SCHEDULE 13G - TO BE INCLUDED IN STATEMENTS
	FILED PURSUANT TO RULE 13d-1(b) or 13d-2(b)
	RULE 13d-1(f)(1)  AGREEMENT

	The undersigned persons, on June 11, 2002, agree and consent to the joint filing on their behalf of this Schedule 13G in connection with their beneficial ownership of the Common
        Stock of CASUAL MALE CORP at May 31, 2002.

	FMR Corp.

	By   /s/Eric D. Roiter
	Eric D. Roiter
	Duly authorized under Power of Attorney
	dated December 30, 1997, by and on behalf
	of FMR Corp. and its direct and indirect
	subsidiaries

	Edward C. Johnson 3d

	By   /s/Eric D. Roiter
	Eric D. Roiter
	Duly authorized under Power of Attorney
	dated December 30, 1997, by and on behalf
	of Edward C. Johnson 3d

	Abigail P. Johnson

	By   /s/Eric D. Roiter
	Eric D. Roiter
	Duly authorized under Power of Attorney
	dated December 30, 1997, by and on behalf
	of Abigail P. Johnson

	Fidelity Management & Research Company

	By   /s/Eric D. Roiter
	Eric D. Roiter
	Senior V.P. and General Counsel

	Fidelity Equity-Income Fund

	By   /s/Eric D. Roiter
	Eric D. Roiter
	Secretary